Exhibit 99.1

Kenon’s Subsidiary OPC Energy Ltd. Announces Private Placement of New Shares

Singapore, March 13, 2026. Kenon Holdings Ltd.’s (NYSE: KEN, TASE: KEN) (“Kenon”) subsidiary OPC Energy Ltd. (“OPC”) announced a private placement of 8,000,000 new ordinary shares to institutional investors in Israel for gross proceeds of approximately NIS 800 million (approximately $257 million), at a price of NIS 100 per share. The closing price of OPC’s ordinary shares on March 12, 2026 was NIS 105.7.

OPC indicated that the new shares to be issued in this private placement will constitute approximately 2.7% of OPC’s issued and outstanding shares before giving effect to the private placement. The private placement is subject to approval of the Tel Aviv Stock Exchange for listing of the new shares.

Following completion of OPC's private placement, Kenon is expected to hold approximately 46% of OPC’s ordinary shares.

The OPC ordinary shares referenced in this press release have not been registered under the Securities Act of 1933, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements under that act.

Caution Concerning Forward-Looking Statements

This press release includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. You can generally identify these statements by the use of words like “may”, “will”, “could”, “should”, “believe”, “expect”, “plan”, “estimate”, “forecast”, “potential”, “intend”, “target”, “future”, and variations of these words or comparable words. These statements include statements relating to OPC’s private placement of new OPC shares, Kenon’s expected ownership in OPC after the private placement and other non-historical statements. These forward-looking statements are based on current expectations or beliefs, and are subject to uncertainty and changes in circumstances. These forward-looking statements are subject to a number of risks and uncertainties which could cause the actual results to differ materially from those indicated in Kenon’s forward-looking statements. Such risks include risks that the private placement is not approved by the Tel Aviv Stock Exchange and is not completed, risks relating to Kenon’s ownership stake in OPC following the private placement and other risks and uncertainties, including those set forth under the heading “Risk Factors” in Kenon’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission. Except as required by law, Kenon undertakes no obligation to update these forward-looking statements, whether as a result of new information, future events, or otherwise.